UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CAFEPRESS INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
12769A103
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12769A103
1	Names of Reporting Persons Park West Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power	0*
	6	Shared Voting Power	0*
	7	Sole Dispositive Power	0*
	8	Shared Dispositive Power	0*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9) 0%*
12	Type of Reporting Person (See Instructions) IA
* This Schedule 13G is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), and the investment manager to (a) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and (b) Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and together with PWIMF, the “PW Funds”); (ii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park”); and (iii) PWIMF (together with Mr. Park and PWAM, the “Reporting Persons”).  As of December 31, 2013, the Reporting Persons’ beneficial ownership were as follows: (i) PWAM beneficially owned 0 shares of common stock of CafePress Inc., par value $0.0001 per share (the “Common Stock”), (ii) Mr. Park, as sole member and manager of PWAM, beneficially owned 0 shares of Common Stock beneficially owned by PWAM, and (iii) PWIMF beneficially owned 0 shares of Common Stock.

CUSIP No. 12769A103
1	Names of Reporting Persons Peter S. Park
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power	0*
	6	Shared Voting Power	0*
	7	Sole Dispositive Power	0*
	8	Shared Dispositive Power	0*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9) 0%*
12	Type of Reporting Person (See Instructions) IN

* This Schedule 13G is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), and the investment manager to (a) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and (b) Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and together with PWIMF, the “PW Funds”); (ii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and together with PWAM, the “Reporting Persons”) and (iii) PWIMF (together with Mr. Park and PWAM, the “Reporting Persons”).  As of December 31, 2013, the Reporting Persons’ beneficial ownership were as follows: (i) PWAM beneficially owned 0 shares of common stock of CafePress Inc., par value $0.0001 per share (the “Common Stock”), (ii) Mr. Park, as sole member and manager of PWAM, beneficially owned 0 shares of Common Stock beneficially owned by PWAM, and (iii) PWIMF beneficially owned 0 shares of Common Stock.

CUSIP No. 12769A103
1	Names of Reporting Persons Park West Investors Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power	0*
	6	Shared Voting Power	0*
	7	Sole Dispositive Power	0*
	8	Shared Dispositive Power	0*
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11	Percent of Class Represented by Amount in Row (9) 0%*
12	Type of Reporting Person (See Instructions) CO

* This Schedule 13G is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), and the investment manager to (a) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and (b) Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and together with PWIMF, the “PW Funds”); (ii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and together with PWAM, the “Reporting Persons”) and (iii) PWIMF (together with Mr. Park and PWAM, the “Reporting Persons”).  As of December 31, 2013, the Reporting Persons’ beneficial ownership were as follows: (i) PWAM beneficially owned 0 shares of common stock of CafePress Inc., par value $0.0001 per share (the “Common Stock”), (ii) Mr. Park, as sole member and manager of PWAM, beneficially owned 0 shares of Common Stock beneficially owned by PWAM, and (iii) PWIMF beneficially owned 0 shares of Common Stock.

Item 1(a). Name Of Issuer. CafePress Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices.

6901 Riverpoint Drive
Loiusville, Kentucky 40258

Item 2(a). Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company and (b) Park West Partners International, Limited (“PWPI” and, together with PWIMF, the “PW Funds”), a Cayman Islands exempted company; (ii) Peter S. Park (“Mr. Park”), as the sole member and manager of PWAM; and (iii) PWIMF (together with Mr. Park and PWAM, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

Item 2(c). Citizenship.

PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States. PWIMF is a Cayman Islands exempted company.

Item 2(d). Title of Class of Securities.

Common Stock, $0.0001 par value per share.

Item 2(e). CUSIP No.

12769A103

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a: Not Applicable.
Item 4. Ownership:

(a)	Amount Beneficially Owned:	0*

(b)	Percent of Class:	0%*

(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote	0*

(ii)	shared power to vote or to direct the vote	0*

(iii)	sole power to dispose or to direct the disposition of	0*

(iv)	shared power to dispose or to direct the disposition of	0*

_____________________
* This Schedule 13G is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), and the investment manager to (a) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and (b) Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and together with PWIMF, the “PW Funds”); (ii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and together with PWAM, the “Reporting Persons”) and (iii) PWIMF (together with Mr. Park and PWAM, the “Reporting Persons”).  As of December 31, 2013, the Reporting Persons’ beneficial ownership were as follows: (i) PWAM beneficially owned 0 shares of common stock of CafePress Inc., par value $0.0001 per share (the “Common Stock”), (ii) Mr. Park, as sole member and manager of PWAM, beneficially owned 0 shares of Common Stock beneficially owned by PWAM, and (iii) PWIMF beneficially owned 0 shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

PARK WEST ASSET MANAGEMENT LLC

By: /s/ James J. Watson Name: James J. Watson Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED
By: Park West Asset Management LLC, its Investment Manager

By: /s/ James J. Watson Name: James J. Watson Title: Chief Financial Officer

/s/ Peter S. Park Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of CafePress Inc. and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 14 day of February, 2014.

PARK WEST ASSET MANAGEMENT LLC

By: /s/ James J. Watson Name: James J. Watson Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED
By: Park West Asset Management LLC, its Investment Manager

By: /s/ James J. Watson Name: James J. Watson Title: Chief Financial Officer

/s/ Peter S. Park Peter S. Park